UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.  News Release dated September 7, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 13, 2004	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

September 7, 2004

TSX-V:  EPZ

www.esperanzasilver.com

News Release

Esperanza Announces New Atocha Results

Esperanza Silver Corporation is pleased to announce results from continued drilling at its Atocha silver project in Bolivia. Three diamond-core holes (CI-1, CI-2, and CI-3) were drilled in the Condor Iquiña prospect to test the extension of silver-rich, sandstone-hosted mantos known from earlier sampling of surface outcrops and old tunnels.

The principal manto (now designated M-1) was encountered in all three drill holes and varies in thickness from 7.9 to 9.5 meters thick. Where intercepted, grades varied from anomalous (10 grams per tonne) to 227 grams per tonne (7.3 ounces per ton). The best intercepts are listed below:

Drill hole	From	To	Interval (meters)	Silver (grams/tonne)	Silver (ounces/ton)
CI-2	27.6	31.6	4.0	101	3.25
CI-3	22.1	30.8	8.7	98	3.15
CI-3	70.7	72.8	2.1	163	5.24

Drill hole CI-3 also encountered five additional mantos varying in thickness from 2 to 12 meters carrying silver varying from anomalous to 217 gpt (7.0 opt). Drill holes CI-1 and CI-2 are now being deepened to intersect these same additional mantos. Two more holes will be drilled to test the continuity of the M-1 manto and the additional mantos both to the north and south along strike.1

On-going modeling of the previously announced drill hole results from the Carmen area has allowed the Company’s geologist to determine that the principal manto in that area was penetrated in three of the four holes drilled. One further drill hole is now planned to further determine continuity and grade in the manto.

“We’re very encouraged by the results so far. The drilling to date in both the Carmen and Condor Iquiña  areas is allowing us to determine the extensions of what appears to be a large mineralizing system. On-going geologic study is now oriented to better understanding those factors that lead to deposition of high-grade ore shoots”, said Bill Pincus, CEO of Esperanza Silver.

For further information contact:

William Pincus, President

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

Footnotes

1 William Bond, M.Sc., P.Geol., and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under National Instrument 43-101 Standards of Disclosure for Mineral Projects responsible for the Atocha exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.